Exhibit 12.1

Statement of Computation of Ratio of Earnings to Fixed Charges

(UNAUDITED)

Atlas Energy Resources, LLC

(amounts in thousands except ratios)

Three Months Ended March 31, 2010
Earnings:
Net income	$2,690
Fixed charges	21,142
Equity income in unconsolidated company	(288)
Interest capitalized	(2,823)
Amortization of previously capitalized interest	207

Total	$20,928

Fixed Charges:
Interest cost and debt expense	$18,032
Interest capitalized	2,823
Interest allocable to rental expense(1)	287

Total	$21,142

Ratio of Earnings to Fixed Charges	0.99x

(1)	Represents one-third of the total operating lease rental expense which is that portion deemed to be interest.